United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 01)*

OMB Number 3235-0145
Power Efficiency Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
739268209
(CUSIP Number)
June 26, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
√	Rule 13d-1(c)
Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739268209

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  AP Finance LLC
  134346123

  Check the Appropriate Box if a Member of a Group (See Instructions)

  SEC Use Only
  Citizenship or Place of Organization

  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  3,974,276

  Shared Voting Power

  0

  Sole Dispositive Power

  3,974,276

  Shared Dispositive Power

  0

  Aggregate Amount Beneficially Owned by Each Reporting Person

  3,974,276 shares of common stock. See Item 4(a) below.

  Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 9

  8.9

  Type of Reporting Person (See Instructions)

  OO

Item 1.

  Name of Issuer

  Power Efficiency Corporation

  Address of Issuer's Principal Executive Offices

  3960 Howard Hughes Pkwy, Suite 460
  Las Vegas, NV 89169

Item 2.

  Name of Person Filing

  AP Finance LLC

  Address of Principal Business Office or, if None, Residence

  152 West 57th Street, 54th Floor
  New York, NY 10019

  Citizenship

  Delaware

  Title of Class of Securities

  Common Stock, par value $0.001 per share

  CUSIP Number

  739268209

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
     An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
     A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
     A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

  Amount beneficially owned:

  3,974,276 shares of common stock. The number of shares beneficially owned includes 400,000 shares of common stock issuable upon conversion of preferred stock and 815,327 shares of common stock issuable upon exercise of warrants owned by the Reporting Person.

  Percent of class:

  8.9

  Number of shares as to which the person has:
    Sole power to vote or to direct the vote:

    3,974,276

    Shared power to vote or to direct the vote:

    0

    Sole power to dispose or to direct the disposition of:

    3,974,276

    Shared power to dispose or to direct the disposition of:

    0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8. Identification and Classification of Members of the Group

Item 9. Notice of Dissolution of Group

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 08, 2009
Date
AP Finance LLC
/s/ Oliver Jimenez
Signature
Oliver Jimenez
Chief Compliance Officer
Name / Title

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)